

December 14, 2010

Mr. Olivier de Vergnies
Acting Principal Executive Officer
Prime Sun Power, Inc.
100 Wall Street, 21st floor
New York, NY 10005

> **Re: Prime Sun Power, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed on April 15, 2010**
> **File No. 333-103647**

Dear Mr. Vergnies:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief